Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 22, 2003

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on September 22, 2003, entitled "STATOIL BOARD MEETS ON MONDAY".

STATOIL BOARD MEETS ON MONDAY

An extraordinary meeting of Statoil's (OSE: STL, NYSE: STO) board of directors will be held at 17.00 on Monday 22 September.

Several of the directors have said that they require more extensive information and discussion about the cancelled consultancy deal with Horton Investment Ltd.

Chief executive Olav Fjell feels that it is only natural that the board meets again before the meeting of Statoil's corporate assembly on Wednesday 24 September. It is important for the board to take the time necessary to prepare for that meeting. All members of the board will take part in the corporate assembly meeting.

At its meeting in Oslo on Monday the board will receive comprehensive information from Stig Bergseth, senior vice president for health, safety and the environment (HSE), David Platts, head of group security and Svein Andersen, senior vice president for corporate audit.

Further information from:

Public affairs:
Wenche Skorge, +47 51 99 79 17 (office), +47 918 70 741 (mobile)

Investor relations:
Lars Troen Sørensen, +47 51 99 42 01(office), + 47 906 49 144 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: September 22, 2003	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer